Exhibit 99.1

Recon Technology Announces Annual Shareholder Meeting Conference Call Information

BEIJING, March 19, 2019 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, today announced that the annual meeting of shareholders for the fiscal year ended June 30, 2018 will be held on Monday, April 29, 2019 Beijing Time. The record date for determination of shareholders entitled to notice of and to vote at the Company's annual meeting is Friday, March 29, 2019 EST. More information regarding the Company's meeting can be found below.

Meeting Details:

Date: Monday, April 29, 2019
Time: 9:00 am Beijing
Meeting location: Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China

To participate in the meeting, you may call 1-866-620-9467 or 0086 010-95057 when calling within the United States or 010-95057 when calling from China. The Password for the Recon Technology Annual Investor Conference Call is: 9739 9962.

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Contact:

At the Company:
Recon Technology, Ltd.
Tel: +86-10-8494-5799
Email: info@recon.cn